

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

Via E-mail
Steven A. Subick
Chief Executive Officer
Merculite Distributing, Inc.
41738 W. Hillman Drive
Maricopa, AZ 85239

> **Re:** **Merculite Distributing, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 6, 2012**
> **File No. 333-180606**

Dear Mr. Subick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

   - Describe how and when a company may lose emerging growth company status;

   - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - Your election under Section 107(b) of the Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory, and no employees (other than your two executive officers). Moreover, your President, Principal Executive Officer and Principal Financial Officer, Steven A. Subick has a track record with Sterilite Solutions, Corp., a company whose registration statement on Form S-1 became effective on September 22, 2010. Current, quarterly, and annual reports filed by Sterilite indicate that the company took no steps to advance implementation of its disclosed business plan of distributing privately labeled cleaning solution products, the same business plan disclosed by Merculite. Less than six months after effectiveness of its registration statement, Sterilite entered into a share exchange agreement with Oraco Resources, Inc., which resulted in, among other things, the resignation of Mr. Subick as President. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please revise the registration statement accordingly.

3. On page F-6, we note that you were formed as a result of the spin-off from Oraco Resources, Inc. and that 15,344,000 shares of your common stock were issued to the shareholders of Oraco Resources, Inc. on a pro rata basis. Please provide us with a detailed analysis addressing how you complied with your obligations under Section 5 of

the Securities Act with respect to this spin-off transaction. Please refer to Staff Legal Bulletin No. 4 (September 16, 1997).

4. In an appropriate place in your prospectus, please provide a table indicating the beneficial ownership of certain beneficial owners and management pursuant to Item 403 of Regulation S-K.

Calculation of Registration Fee

5. Please specify which section of Rule 457 you relied upon for estimating the registration fee.

Prospectus Cover Page

6. We note your characterization of this offering as being undertaken on a "best efforts" basis. As you are not engaging a financial intermediary to sell your offering, it appears that your offering should be characterized as a direct primary offering. "Best efforts" is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. Please revise your disclosure throughout your registration statement to remove references to "best efforts."

7. Please disclose that the separate corporate account where you will keep the subscription funds is not an escrow or trust account.

8. Please include a Subject to Completion legend required by Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 1

9. In this section and throughout your registration statement where you discuss your operations, please clearly state that your operations have been limited to start up and developmental activities and that you have not begun distributing any products, including the privately labeled cleaning solution.

10. If true, in this section and throughout your registration statement, please revise your disclosure to clearly state that your current business plan is to distribute a cleaning solution developed and manufactured by an unrelated entity to customers under your private label, Sterilite Solutions.

11. We note your statements that you have a confirmed credit of inventory awaiting shipment from your main supplier and that you executed a Contribution Agreement upon your separation from Oraco Resources, which has given the company access to inventory in exchange for an issuance of equity within the company. Please briefly explain these statements. Additionally, as disclosed on page 20, please disclose that you have no

distribution agreements or exclusivity contracts with the manufacturers of the cleaning solution and you will purchase the cleaning solution from these suppliers on an as needed basis.

Risk Factors, page 4

12. Please revise your registration statement to include a risk factor informing investors that they may lose their entire investment if you file for or are forced into bankruptcy protection because you will not keep their subscription funds in an escrow or trust account and their subscription funds may be subject to creditors' claims. Additionally, please state that the funds provided by investor subscriptions will be placed in a separate corporate account and that management will have immediate and direct access to this account.

Plan of Distribution and Terms of the Offering, page 12

13. We note your statement that "[d]uring the offering period, no subscriber will be entitled to any refund of any subscription." Please tell us supplementally whether you believe investors might be able to demand the return of their subscription funds pursuant to rights under state law. If such rights exist, please revise your disclosure accordingly to note the existence of such rights.

Description of Securities, page 15

14. Please disclose the number of votes associated with each share of common stock. Refer to Item 202(a)(1) of Regulation S-K.

Interests of Named Experts and Counsel, page 16

15. Please disclose the number of shares of common stock the Stoecklein Law Group, LLP received and the price at which the shares were issued.

Description of Business, page 19

16. Please disclose that you were formed when your former parent, Oraco Resources, spun you off.

17. We note several inconsistencies throughout your registration statement when you describe your business plan. For example, on page 19, we note your statement that you have been finalizing a distribution agreement with one of your suppliers regarding the purchase of the equipment needed to manufacture your private label cleaning solution. This statement, however, appears to conflict with your disclosure on pages one and two where you state that you may expand your operations to include the purchase of equipment which would give you the capability of in-house manufacturing of the cleaning solution and that you are unsure as to the time frame of your initial equipment

purchase due to the lack of capital. Please revise throughout your registration statement to describe your business plan on a consistent basis.

18. To the extent that the various agreements between you and Oraco Resources, including the Separation and Distribution Agreement, Contribution Agreement, and Trademark and Licensing Agreement, are material to implementing your business plan and commencing operations, please provide brief summaries of the material terms of these agreements.

19. On page one, we note that you acquired a pending application for a trademark through the Trademark and Licensing Agreement with Oraco Resources. To the extent this trademark is or will be material to your operations, please describe it and any other material patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts pursuant to Item 101(h)(4)(vii) of Regulation S-K.

20. We note your disclosure on page 19 that your new website will link to your existing website. Please clarify whether you intend to maintain both websites. In addition, please tell us whether you intend to use your websites in connection with this offering. If you do, please provide us supplementally with copies of all offering materials that you intend to make available through your websites.

21. On page 20, we note your disclosure relating to Integrated Environmental Technologies, Ltd.'s general corporate information. Please explain to us why you believe it is necessary to include this information in your prospectus or remove this information.

22. On pages 19, 22, and 23, we note that you intend to enhance your existing website and develop and implement a marketing plan as part of your plan to generate revenue during the next 12 months. Please consolidate these disclosures into one section and expand this section to provide a more specific plan of operation for the next 12 months by providing a more detailed description of each business activity and the steps you will take to implement each aspect of your business plan. For each step necessary to implement your business plan, please provide a timeline for completion and disclose the costs associated with completing each step. Please discuss the modifications you may have to make to your business plan, methods of implementation, and budget if you do not sell any shares in this offering. Additionally, please also disclose your plan of operations with respect to the company's day-to-day operations.

23. We note your disclosure on the top of page 21. Please clarify whether this "initial product" is the EcaFlo Anolyte that Integrated Environmental Technology, Ltd. manufactures and that you plan to market and distribute through the private label Sterilite Solutions. If so, please briefly explain how this product works as an effective cleaning solution.

Agricultural Applications, page 21

24. Please either revise this section to clearly state that the solution you are referring to is EcaFlo Anolyte or remove this discussion.

Employees, page 23

25. Please disclose how many hours per week each employee intends to devote to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 26

26. We note that you have financed your cash flow requirements since inception through capital investments from Mr. Subick and issuances of common stock. Please describe these transactions in more detail, including the date of each capital investment, the amount of each investment, and any consideration you issued Mr. Subick for the investments and the date of each common stock issuance, number of shares issued, and the consideration you received for each issuance. Additionally, we note that you intend to fund operations through common stock offerings and it does not appear that you have any formal commitments for the sale of stock or advancement or loan of funds at this time. Please revise this section to provide your assessment of the accessibility of, and risks to accessing, needed capital.

Evaluation of Disclosure Controls and Procedures, page 27
Changes in Internal Control Over Financial Reporting, page 27

27. Please note that you are not required to provide these disclosures in your registration statement. Additionally, it is unclear to us when Mr. Subick evaluated your disclosure controls and procedures and determined they were effective as the registration statement does not cover a specific reporting period.

Certain Relationships and Related Party Transactions, page 28

28. In this section, please discuss the agreements and transactions between you and Oraco Resources and you and Mr. Subick to the extent required by Item 404(d) of Regulation S-K. On page F-9, we note that Mr. Subick loaned the company $2,000 on December 29, 2011.

Market For Common Equity and Related Stockholder Matters, page 28

29. In this section, please disclose the number of shares of common stock, if any, that could
be sold pursuant to Rule 144 under the Securities Act of 1933 or that you have agreed to
register under the Securities Act for resale by security holders. See Item 201(a)(2)(ii) of
Regulation S-K. Please also disclose the approximate number of holders of your class of
common stock. See Item 201(b) of Regulation S-K.

Recent Sales of Unregistered Securities, page 34

30. In accordance with Item 701(b) of Regulation S-K, please identify the persons or class of
persons to whom you issued shares on May 17, 2011 and July 11, 2011.

Exhibit Index, page

31. We note your reference to certain agreements between you and your former parent, Oraco
Resources, including a Separation and Distribution Agreement, a Contribution
Agreement, a Trademark and Licensing Agreement, and a Spin-Off Agreement. Please
file these agreements as exhibits to the registration statement or provide us with your
analysis as to why they are not required to be filed as exhibits.

Exhibit 5.1 – Legal Opinion of the Stoecklein Law Group, LLP

32. Please arrange for counsel to opine that the shares will, when sold, be legally issued, fully
paid and non-assessable. Refer to Staff Legal Bulletin No. 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Donald J. Stoecklein, Esq. (Via E-mail)
        Stoecklein Law Group, LLP
        Columbia Center
        402 West A Street
        Suite 1150
        San Diego, CA 92101